Issuer Free Writing Prospectus dated August 7, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 28, 2014 and

Registration Statement No. 333-196914

Independence Contract Drilling, Inc.

This free writing prospectus relates to the shares of common stock, par value $0.01 per share, of Independence Contract Drilling, Inc. (the “Company”) described below and should be read together with the Company’s preliminary prospectus, subject to completion, dated July 28, 2014 (the “Preliminary Prospectus”), relating to its initial public offering of shares of our common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified.

Price Range Updates

The following information is being provided to reflect a price range of $10.00 to $11.00. Based on this price range, the following information has been changed from information contained in the Preliminary Prospectus.

The Offering

Common stock to be outstanding after our initial public offering is 22,855,155 shares (or 24,355,155 shares, if the underwriters exercise in full the over-allotment option), including 457,255 shares of restricted stock to be issued based on an assumed initial offering price of $11.00 per share.

Use of Proceeds

Based on an assumed initial public offering price per share of $11.00 per share, we expect to receive approximately $100.2 million of net proceeds from the sale of our common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $115.5 million of net proceeds if the underwriters exercise in full their option to purchase additional shares.

We intend to use a portion of the net proceeds in this offering to repay outstanding amounts under our existing revolving credit facility. The remaining net proceeds of $31.7 million will be used to finance the construction of additional drilling rigs (including an estimated $25.6 million for rigs under construction or being upgraded in 2014 as of June 30, 2014) and for working capital and general corporate purposes.

Capitalization

Based on an assumed initial public offering price per share of $11.00 per share, our cash and cash equivalents and capitalization as of March 31, 2014 as adjusted to give effect to the sale of shares of our common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds” would be:

As Adjusted
Cash and cash equivalents(1)	$65,200

Total long-term debt (including current maturities)(2)	—
Stockholders’ equity:
Preferred stock—$0.01 par value; 10,000,000 shares authorized, no shares issued or outstanding	—
Common stock—$0.01 par value; 100,000,000 shares authorized, 12,464,625 issued, and 12,397,900 outstanding, actual; 100,000,000 shares authorized, 22,799,945 issued, and 22,733,220 outstanding, as adjusted(3)	228
Additional paid-in capital	253,265
Accumulated deficit	(10,826)
Less: Treasury shares, at cost, 66,725 shares	(746)

Total stockholders’ equity	241,921

Total capitalization	$241,921

(1)	As of July 17, 2014, we had cash and cash equivalents of $1.7 million.
(2)	As of July 17, 2014, we had $68.5 million of outstanding borrowings under our revolving credit facility.
(3)	As adjusted, includes 457,255 shares of restricted common stock (based on an assumed initial public offering price per share of $11.00 per share) with an aggregate value of $5,029,800 to be issued by us to our officers and directors upon the consummation of this offering.

Dilution

Based on an assumed initial public offering price per share of $11.00 per share, the net tangible book value per share as of March 31, 2014 (after giving effect to our stock split effected as a stock dividend described therein) would change as follows:

•	the increase in net tangible book value per share attributable to new investors in this offering would be $0.36;

•	the as adjusted net tangible book value per share (after giving effect to this offering) would be $9.16; and

•	the dilution in net tangible book value per share to new investors in this offering would be $1.84.

The existing investor shares acquired and average price per share would be 12,855,155 shares and $12.29, respectively; total consideration for new investors in this offering and average price per share would be $110,000,000 and $11.00, respectively; total consideration by existing and new investors would be $267,993,725; the percentage of total consideration for existing and new investors would be 59.0% and 41.0%, respectively; and total consideration per share for all outstanding shares would be $11.73. The foregoing existing investor shares include 457,255 shares of restricted stock to be issued based on an assumed initial offering price of $11.00 per share.

GES Warrant

As described in the Preliminary Prospectus (pp. 42 and 95), the GES Warrant to purchase 2,198,000 shares of our common stock has an initial exercise price of $12.74 per share (after giving effect to the 1.57-for-1 stock split), and such warrant has anti-dilution protection in the event of the issuance of shares of common stock for consideration below the exercise price of the warrant. The exercise price of the GES Warrant would be reduced to $11.64 per share based on an assumed initial public offering price per share of $11.00 per share and 10,000,000 shares issued in this offering, (or to $11.55 per share if the underwriters exercise in full their option to purchase 1,500,000 additional shares).

Principal Stockholders

Based on an assumed initial public offering price per share of $11.00 per share, the beneficial ownership table under Principal Stockholders would have the following changes: Sprott Resources Corp.—17.2%; Lime Rock Partners III, L.P.—18.9%; Global Energy Services Operating, LLC—16.5%; Bryon A. Dunn—631,400 shares; Philip A. Choyce—250,675 shares; Edward S. Jacob, III—110,873 shares; Chris Menafee—31,400 shares; Aaron Mueller—no shares; All offices and directors as a group (12 persons)—3,175,248 shares.

The beneficial ownership table footnotes also contain the following changes: footnote (4) 4D Global Energy Advisors SAS (“4D”) is the appointed Alternative Investment Fund Manager of 4D Global Energy Investments plc and 4D Global Energy Development Capital Fund II plc. 4D’s business address is 15 rue de La Baume, 75008 Paris, France; footnote (11) Includes 1,962,500 shares that Mr. Noonan may be deemed to beneficially own through his indirect ownership and position as founding shareholder Partner of 4D. Mr. Noonan expressly disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. 4D’s business address is 3rd Floor, IFSC House, Dublin 1, Ireland. Excludes shares owned by GES, of which Mr. Noonan is a director, because Mr. Noonan does not have sole or shared voting or dispositive power over the shares beneficially owned by GES; footnote (16) Includes options to purchase 19,625 shares of common stock that are exercisable within 60 days following completion of this offering. Excludes options to purchase 39,250 shares of common stock that are not exercisable within 60 days following completion of this offering.

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Morgan Stanley & Co. LLC, Attention: Prospectus Department, Telephone (866) 718-1649, Email: prospectus@morganstanley.com; RBC Capital Markets, Attn: Prospectus Department, Telephone (877) 882-4089, Email: Equityprospectus@rbccm.com; and Tudor, Pickering, Holt & Co. Securities, Inc., Attn: Prospectus Department, Telephone (713) 333-7100, Email: capitalmarkets@tphco.com.

You may obtain a copy of the most recent amendment to the registration statement containing a preliminary prospectus at http://www.sec.gov/Archives/edgar/data/1537028/000119312514289540/d710079ds1a.htm.

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